HERITAGE INSURANCE HOLDINGS, INC.	Exhibit 21
Subsidiaries

Wholly-owned subsidiaries of Heritage Insurance Holdings, Inc.	State of Incorporation

Heritage Property & Casualty Insurance Company, Inc	Florida
NBIC Holdings, Inc.	Delaware
Zephyr Acquisition Company	Delaware
Heritage MGA, LLC	Florida
Osprey Re Ltd	Bermuda
Contractors' Alliance Network	Florida
Skye Lane Properties, LLC	Florida
First Access Insurance Group, LLC	Florida

Wholly-owned subsidiaries of NBIC Holdings, Inc.

Naragansett Bay Insurance Company	Rhode Island
NBIC Financial Holdings, Inc	Rhode Island
NBIC Service Company, Inc	Rhode Island
Westwind Underwriters, Inc	Rhode Island
Pawtucket Insurance Company	Delaware

Wholly-owned subsidiaries of Zephyr Acquisition Company

HI Holdings, Inc	Hawaii
Zephyr Insurance Company, Inc.	Hawaii